Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

January 21, 2009

Via EDGAR

Mr. Mark Wojciechowski

Mr. James Murphy

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C.  20549

Re:          Cano Petroleum, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2008

Filed September 11, 2008

File No. 1-32496

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2008

Filed October 28, 2008

File No. 1-32496

Dear Messrs. Wojciechowski and Murphy:

On behalf of Cano Petroleum, Inc. (the “Company”), we are submitting the Company’s responses to the comments to the Company’s Form 10-K for the fiscal year ended June 30, 2008 (the “Form 10-K”) and Amendment No. 1 to the Form 10-K (“Amendment No. 1”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated December 23, 2008.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.

1.             We note your disclosure that during the year ended June 30, 2008, 10% or more of your total revenues were attributable to four customers accounting for 33%, 18%, 15% and 14% of total operating revenue, respectively.  Please advise why you have not identified the name of each such customer and its relationship, if any, to you.  See Item 101(c)(vii) of Regulation S-K.  In addition, please advise whether you have filed as exhibits all material contracts with such customers.  See Item 601(b)(10) of Regulation S-K.  For example, we note that your exhibit index lists only the gas purchase agreements with Duke Field Services L.P. and ONEOK Texas Field Services LP as material contracts.

Response:  Pursuant to Item 101(c)(vii) of Regulation S-K, the Company is required to disclose the name of any customer and its relationship, if any, with the Company “if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.”  Based on the underlined language, the Company does not believe that the loss of any of the customers described above would have a material adverse effect on the Company as a whole, since the Company believes that, if necessary, it would be able to replace sales to such customers with market sales to new customers for our crude oil and natural gas production at comparable prices.

In addition, for future Form 10-K filings, we propose to include expanded disclosure in the notes to our financial statements under both Revenue Recognition and Accounts Receivable and in “Part I — Items 1 and 2. Business and Properties — Customers” similar in concept to the following “underlined” disclosure, which for illustrative purposes has been added to the disclosure set forth on page F-8 of the Form 10-K:

As previously discussed, we sold our crude oil and natural gas production to several independent purchasers. During the year ended June 30, 2008, we had sales of 10% or more of our total revenues to four customers which represented 33%, 18%, 15% and 14% of total operating revenue, respectively. During the year ended June 30, 2007, we had sales of 10% or more of our total revenues to four customers representing 36%, 18%, 17% and 16% of total operating revenue, respectively. During the year ended June 30, 2006, we had sales to primarily five customers which represented 29%, 25%, 12%, 12% and 10% of total operating revenue, respectively.

In the event that one or more of these significant customers ceases doing business with us, we believe that there are potential alternative customers with whom we could establish new relationships and that those relationships will result in the replacement of one or more lost customers.  We would not expect the loss of any single purchaser to have a material adverse effect on our operations.  However, the loss of a single purchaser could potentially reduce the competition for our crude oil and natural gas production, which in turn could negatively impact the prices we receive.

For the reasons described above, the Company also believes that its contracts with such customers do not constitute “contract[s] upon which the registrant’s business is substantially dependent” for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, and are not otherwise required to be included as material contracts pursuant to Item 601(b) of Regulation S-K.  In future Form 10-K filings, the Company proposes not to reference the gas purchase agreements with Duke Field Services L.P. and ONEOK Texas Field Services LP as material contracts.

2.             We note your discussion of operating expenses identifies the dollar changes for each specific type of costs that contributed to the total change in operating expenses from period to period.  Please expand your results of operation discussion to explain and provide insight into the underlying reasons for variances and provide an indication of whether or not the current results are indicative of expected results.  Please provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance.  Please refer to FRC Section 501.12.  This comment is applicable to your discussions of all operating expenses (i.e. lease operating expenses, general and administrative, etc.).  If you conclude it is necessary to modify your disclosures, please provide us a sample of your proposed expanded disclosures.

This comment is also applicable to your Form 10-Q for the quarterly period ended September 30, 2008.

Response: For future Form 10-K filings, we propose to include expanded disclosure similar in concept to the following “underlined” disclosure, which for illustrative purposes has been added to the disclosure set forth in “Part II — Item 7. Management’s Discussion and Analysis on Financial Condition and Results of Operations — Results of Operations — Years Ended June 30, 2008, 2007, and 2006 — Operating Expenses — Lease Operating Expenses” on page 46 of the Form 10-K:

For the 2008 Fiscal Year, our LOE was $15.5 million, which is $4.6 million higher as compared to the 2007 Fiscal Year LOE of $10.9 million. We have incurred higher LOE due to the inclusion of the

Cato Properties of $0.8 million, increased lifting costs at the Desdemona Properties of $1.7 million, increased workover rig expenses at the Panhandle and Pantwist Properties of $1.6 million, and increased electricity expense of $0.7 million. Other contributors of higher LOE expense are increased crude oil and natural gas sales (as discussed previously) and generally higher costs for goods and services. The 2008 Fiscal Year has a full year of Cato Properties’ operating results versus three months in the 2007 Fiscal Year.  We expect the amount of LOE dollars we incurred during the 2008 Fiscal Year to be representative of expected LOE to be incurred during the 2009 Fiscal Year as our costs are largely fixed. Due to the fact that our expenses are largely fixed, as our production increases, we would expect our LOE per BOE costs to decrease. Our LOE per BOE has increased from $21.78 during the 2007 Fiscal Year to $29.53 for the 2008 Fiscal Year, for the reasons previously discussed.

For future 10-Q filings, we propose to include expanded disclosure similar in concept to the following “underlined” disclosure, which for illustrative purposes has been added to the disclosure set forth in “Part I — Item 2. Management’s Discussion and Analysis on Financial Condition and Results of Operations — Results of Operations — Operating Expenses” beginning on page 23 of the Form 10-Q (deletions are struck through):

Our lease operating expenses (“LOE”) consists of costs of producing crude oil and natural gas such as labor, supplies, repairs, maintenance, and utilities. For the current quarter, our LOE was $5.1 million, which is $2.5 million higher than the prior year quarter.  For the current quarter, our LOE per BOE, based on production, was $45.93 as compared to $25.86 for the prior year quarter. We have incurred higher LOE due to increased workover activities at the Panhandle Properties of $1.4 million, higher electricity costs of $0.6 million and increased downhole chemical treatments of $0.4 million. The workover activities pertained to returning wells to production and are expected to result in increased production in future months.  In general, secondary and tertiary LOE is higher than the LOE for companies developing primary production because fields are more mature and typically produce less oil and more water.  We expect the LOE ~~per BOE~~ to decrease during the 2009 Fiscal Year as we have successfully negotiated service rate decreases with vendors, and we expect LOE per BOE to decrease as our production increases from the waterflood and EOR development activities we have implemented and are implementing as discussed under the “Drilling Capital Development Update.”

Our general and administrative (G&A) expenses consist of support services for our operating activities and investor relations costs. For the current quarter, our G&A expenses totaled $4.9 million, which is $1.2 million higher than the prior year quarter of $3.6 million. The primary reasons for the $1.2 million increase were higher legal expenses pertaining to the fire litigation as discussed in Note 12 of $0.4 million; increased stock compensation expense due to the issuance of restricted shares and stock options as discussed in Notes 6 and 7 of $0.4 million, respectively; and increased payroll costs of $0.4 million.  As of September 30, 2008, we were unable to predict the future variability of legal expenses pertaining to the fire litigation.

3.             We note your increase in legal fees as a result of your fire litigation.  Please expand your discussion to address your current expectations regarding future legal costs, and if applicable, discuss how the proceeds received from your insurance agency, or any other reimbursements related to your fire litigation have been reported.

This comment is also applicable to your Form 10-Q for the quarterly period ended September 30, 2008.

Response:  Regarding our Form 10-K disclosure, we could not quantify future legal costs based on our knowledge at the time of the Form 10-K filing.  As discussed in “Note 12. Commitments and Contingencies,” we received a summary judgment ruling in Cano’s favor for the Burnett Case.  We did not have sufficient information to predict the outcomes of the other lawsuits disclosed in Note 12.  Specifically, we did not know whether trials would occur, if the claim(s) would be dismissed or, if trials did occur, the exact number of trials.  Accordingly, based on the facts that we knew at the time of filing the Form 10-K, we disclosed in Note 12 that the “ultimate outcome of these cases and any jury trial is uncertain and unpredictable; however, Cano management believes the suits are without merit and is vigorously defending itself and subsidiaries.”

Regarding the disclosure in our Form 10-Q for the quarterly period ended September 30, 2008, we could not quantify future legal costs based on our knowledge at the time of the Form 10-Q filing.  Certain developments occurred after September 30, 2008 that caused us to revise our disclosure.  These developments are discussed below:

a.             During September 2008, the judge ruled that five of the ten lawsuits filed against us should have individual trials and not be grouped together.  Discussion with counsel after the court’s ruling led us to believe, but was inconclusive to our attorneys, that it was conceivable that all lawsuits may require individual trials and not be grouped together (though we had no definitive answer).  Acknowledging (1) it is more costly to have ten trials rather than one, (2) each trial has the potential to become more difficult to win as plaintiff attorneys learn our defense arguments, and (3) losing one trial could result in losing all subsequent trials, we changed our strategy to consider the economics of settling the lawsuits versus incurring the costs of ten trials.

b.             We disclosed in “Note 12. Commitments and Contingencies” of our Form 10-Q for the quarterly period ended September 30, 2008 that Kel-Tex (an electrical contractor) paid us its full insurance policy limits totaling $6.0 million in exchange for a full release of any existing or future claims related to wildfires that began on March 12, 2006 in Carson County, Texas, which was fully received on October 31, 2008.

c.             In Note 12, we disclosed that certain lawsuits (Abrahams and Adcock) were settled.

d.             Based on a-c above, we conclude in Note 12 that “due to the inherent risk of litigation, the ultimate outcome of these cases and any jury trial is uncertain and unpredictable...At this time, Cano management believes that the lawsuits are without merit and will continue to vigorously defend itself and its subsidiaries, while seeking solutions to resolve these lawsuits in a cost-effective manner.”

Regarding the reporting of insurance funds — we report in both our Form 10-K and Form 10-Q that Cano has a $6 million deferred litigation credit (“DLC”) recorded to its balance sheet for the fire litigation at June 30, 2008 and September 30, 2008, respectively.  In Note 12 of both the Form 10-K and the Form 10-Q for the quarterly period ended September 30, 2008, we disclose that the source of the $6 million balance sheet credit is funds received from the insurance carrier during February 2007.  In the Form 10-Q for the quarterly period ended September 30, 2008, we disclose that we received an additional $6 million from Kel-Tex for its full policy limits on October 31, 2008.  Since this second $6 million amount was received after September 30, 2008, it is not reflected in our September 30, 2008 balance sheet.  We further state in Note 12 that based on our knowledge and judgment of the facts as of September 30, 2008, we believe the deferred litigation credit balance is adequate.

4.             We were unable to locate your statement of comprehensive income, or the components of comprehensive income.  Please provide this information, or tell us why you believe this information is not required.  If you do not have any items related to comprehensive income, please include a statement to that affect within the notes to your consolidated financial statements.

Response: We do not have any components of comprehensive income other than net loss.  In the future, we will specifically disclose in our Accounting Policies that we do not have any components of comprehensive income other than net income (loss) in our future Form 10-K filings.

5.             We note you have reported separate line items on the face of your statement of operations for realized and unrealized gains and losses commodity derivatives. Please modify your presentation to report realized and unrealized gains and losses from derivatives in a single line item, or tell us why you believe your current presentation is appropriate.

Response: We believe it is beneficial to the users of our financial statements to separately report realized and unrealized gains and losses because they represent two different types of transactions and distinguish between cash and non-cash line items of Other Income (Expense) as follows:

•      The realized gains and losses represent actual settlements that have occurred during the reporting period.  Generally, these are actual cash transactions between Cano and its counter-party.  These transactions are reported as cash flows from operating activities.

•      The unrealized gains and losses are based on changes to mark-to-market (MTM) valuations computed at the balance sheet date that are non-cash in nature.  The MTM valuations represent estimated future settlements and the valuations may fluctuate significantly due to commodity market prices.  The unrealized gains and losses are excluded from Net Income to reconcile Net Income to cash flow from operations in our cash flow statement.

Our consolidated statement of operations presents both items separately in the same category — Other income (expense).

6.             We note you explain that you intend to achieve growth by developing your existing oil and natural gas properties through enhanced oil recovery techniques such as waterflooding and alkaline-surfactant-polymer (ASP) technology.  Please expand your accounting policy disclosure to explain how you account for the cost of the injected materials used in your enhanced recovery methods through all phases of a project’s life (i.e. exploration, development and production).  Provide us with a summary of your accounting conventions by type of injected material such as water, ASP, etc.  Clarify the stage of a project’s lifecycle that your accounting for injected materials may change.

Response: For future Form 10-K filings, we propose to include expanded disclosure similar in concept to the following “underlined” disclosure, which for illustrative purposes has been added to the disclosure set forth on page F-7 of the Form 10-K (deletions are struck through):

Our unit-of-production amortization rates are revised on a quarterly basis. Our development costs and lease and wellhead equipment are depleted based on proved developed reserves. Our leasehold costs are depleted based on total proved reserves. Investments in major development projects related to waterflood and alkaline-surfactant-polymer projects are capitalized as Oil and Gas Properties on our balance sheet.  These costs are capitalized during the development period and are not capitalized during the production period.  The capitalized costs are not depleted until such project is substantially complete and producing, or until an impairment occurs.  At June 30, 2008 and 2007, capitalized costs related to waterflood and alkaline-surfactant-polymer projects ~~that are~~ in process and not subject to depletion amounted to $47.6 million and $22.8 million, respectively.

7.             Please expand your disclosure to address whether you apply the sales or entitlements method of recording revenue.  If necessary, please also address your accounting for imbalances.  See EITF 90-22 for additional guidance.

Response: Our revenue recognition is based on the sales method of recording revenue.  We do not have any imbalances for gas sales.   In future Form 10-K filings we will specifically disclose this information in our Accounting Policies.

8.             We note your disclosure of lawsuits related to the wildfire that began on March 12, 2006.  Please expand your disclosure to include your conclusion as to the likelihood that a future event or events will confirm a loss or impairment of an asset or the incurrence of a liability using the framework and terms established in paragraph 3 of FAS 5.  Please also disclose whether any amounts have been accrued under the guidance of paragraph 8 of FAS 5.  If no accrual for a loss contingency has been made, please expand your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Refer to paragraph 10 of FAS 5.  Please include a sample of your expanded disclosure in your response.

This comment is also applicable to your Form 10-Q for the quarterly period ended September 30, 2008.

Response: In our Form 10-Q for the quarterly period ended September 30, 2008, we disclose in “Note 12. Commitment and Contingencies” that based on our knowledge and judgment of the facts as of September 30, 2008, we believe the deferred litigation credit balance of $6 million is adequate.  We applied FAS 5 criteria to reach this conclusion.  We propose to include similar language in our future Form 10-Q and 10-K filings, to the extent applicable.

We evaluate the deferred litigation credit balance each quarter. At September 30, 2008, we reclassified the deferred litigation credit balance from a non-current to current liability.  As discussed in our response to Question 3 above, we considered the insurance settlement received from Kel-Tex and potential settlements / costs of other claims to reach our conclusion regarding the deferred litigation credit balance.

9.             We note your disclosure regarding the June 28, 2007 board resolution that upon the resignation of any current member of the board who is in good standing on the date of resignation, such member’s unvested stock options shall be vested.  We also note your disclosure that when Mr. Dent retired as a director on December 12, 2007, his unvested stock options vested pursuant to such resolution.  Please disclose the value of such accelerated vesting.  See Item 402(k)(2)(vii)(D)(1) of Regulation S-K.

Response: On December 12, 2007, the value of accelerating Mr. Dent’s unvested stock options was approximately $3,000.

10.           Please revise your filing to include all signatures required by General Instruction D to Form 10-K.  For example, we note that your filing has not been signed by the majority of your board of directors.

Response:  As discussed with the SEC on January 14, 2009, based on Rule 12b-15 under the Securities Exchange Act of 1934 and Question 133.02 of the SEC’s Compliance and Disclosure Interpretations — Exchange Act Rules, the Company does not believe that the majority of the Company’s board of directors was required to sign Amendment No. 1.  The majority of the board of directors has signed the Form 10-K, as required by General Instruction D to Form 10-K.

11.           We note you have presented a pro forma balance sheet and statement of operations to present the effects of the sale of Pantwist LLC on October 1, 2008.  Please modify your presentation to remove the pro forma information, or tell us why you believe such presentation is most appropriate.  Please include the applicable accounting guidance you believe supports your current presentation.

Response: We believe the pro forma balance sheet and statement of operations should have been included in our Form 10-Q for the quarterly period ended September 30, 2008 as it presents the effects of the sale of Pantwist LLC on October 1, 2008. We believe it is important information to the users of our financial statements and the pro forma information more clearly communicates the effects of the sale for the following reasons.

a.             The pro forma balance sheet shows that we would have no balances outstanding under our borrowing agreements after the sale as we were able to pay off the entire $42.7 million long-term debt balance outstanding at September 30, 2008.  Having liquidity available under the unused portions of our borrowing agreements, considering the “credit-crunch” in the current economic environment, is useful information to the users of our financial statements.

b.             As further explained in “Note 4. Long-Term Debt,” after the sale and repayment of outstanding balances under our borrowing arrangements, we had $60 million available under our senior credit facility to finance our $35.5 million capital expenditures for our fiscal year ending June 30, 2009 (discussed in Part I — Item 2. Management’s Discussion and Analysis on Financial Condition and Results of Operations — Operating Strategy — Drilling Capital Development Update”), selective acquisitions and general corporate purposes. Being able to fund our capital expenditures program through June 30, 2009 is useful information to the users of our financial statements.

c.             The pro forma statement of operations more clearly presents the effect of including the $13.7 million after-tax gain on sale, which more than doubles our net income available to common shareholders.

d.             The presentation of the pro forma information provides the users of our financial statements an improved basis to analyze and forecast our projected results.  It also provides us a more uniform mechanism for communicating the positive effects of the sale, which our readers were expecting, in a consistent manner.

The applicable accounting guidance that we believe supports our current position is Article 11 of Regulation S-X.  Article 11 requires pro forma financial information under certain circumstances, including when a significant business combination has occurred.  Rule 11-01 (b)(2) of Regulation S-K states that a business combination or disposition of a business shall be considered significant if “the business to be disposed of meets the conditions of a significant subsidiary in 210.1-02(w) [of Regulation S-X].”  Rule 1-02(w) of Regulation S-X provides several criteria for assessing whether a subsidiary is a “significant subsidiary.”  Pantwist LLC satisfies the criteria set forth in Rule 1-02(w)(3): “[t]he registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.”

This analysis and presentation is consistent with our support for filing pro forma financial statement information in our Form 8-K filed on October 6, 2008.

12.           We note your disclosure presenting pro forma proved reserves as of June 30, 2008, as if the sale of Pantwist LLC had occurred as of such date.  Please modify your disclosure to discontinue using the term “pro forma”, and clearly disclose the amount of proved reserves associated with Pantwist LLC, that you will no longer include in your proved reserves disclosures.

Response: The “pro forma” wording will be eliminated in future disclosures.  The table below reconciles the reserves reported at June 30, 2008 to exclude Pantwist reserves and support our total reserves after the sale of Pantwist LLC and will be included in the Company’s next Form 10-Q filing.

Reserves Category (MMBOE)	Reported in Form 10-K	Pantwist	Total Reserves Excluding Pantwist
PDP	10.6	1.9	8.7
PDNP	2.5	0	2.5
PUD	40.1	0.5	39.6
Total Proved	53.2	2.4	50.8

13.           We note from your disclosure the decreased gas sales pertain primarily to the Barnett Shale production from your Desdemona Properties due to reduced development activity and lower gas production from your Panhandle Properties due to normal decline.  Your disclosure provides limited insight into the underlying reasons for variances and guidance on whether or not the current results are indicative of expected results.  The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance.  Please expand your disclosure to explain to readers if the volume of production decline is expected continue in future periods, and what managements plans are with regard to such declines.

Response:  For future filings, we propose to include expanded disclosure similar in concept to the following “underlined” disclosure, which for illustrative purposes has been added to the disclosure set forth in “Item 2. Management’s Discussion and Analysis on Financial Condition and Results of Operations — Results of Operations — Operating Revenues” on page 23 of the Form 10-Q for the fiscal quarter ended September 30, 2008 below (deletions are struck through):

The current quarter operating revenues of $10.9 million represent an improvement of $4.3 million as compared to the prior year quarter of $6.6 million. The $4.3 million improvement is primarily attributable to higher prices received for crude oil and natural gas sales of $3.3 million and $0.8 million, respectively, and higher oil sales of $0.8 million, partially offset by lower gas sales of $0.6 million.  The higher oil sales were primarily attributed to the development activity at the Cato Properties, as previously discussed under the “Drilling Capital Development Update.” The decreased gas sales pertain primarily ~~from~~ to (i) the Barnett Shale production from our Desdemona Properties due to reduced development activity , as described below, and (ii) lower gas production from our non-waterflood Panhandle Properties due to normal approximately 10% average annual decline rate, partially offset by higher gas production from the Cato Properties due to the aforementioned development activity.

During 2008, we halted our drilling program in the Desdemona Field, Barnett Shale.  Once the drilling activity stopped, the field experienced normal Barnett Shale annual production declines of approximately 65-90%.  During 2008, various workovers and re-fracture stimulations were attempted to increase production.  To date, these efforts have been met with marginal success.  We expect production to follow a normal pattern decline until a new drilling plan is put in place.  We will continue to monitor industry results in the area for new techniques, but due to the current low gas price environment, no further activity is planned.

14.           Please expand your disclosure to include your average working and net interest in these properties. Please see instruction 3 of Item 102 of Regulation S-K.

Response: For future Form 10-K filings, we propose to include expanded disclosure similar in concept to the following “underlined” disclosure, which for illustrative purposes has been added to the disclosure set forth in “Part I — Items 1 and 2. Business and Properties — Our Properties” beginning on page 3 of the Form 10-K:

Our Properties

Panhandle Properties.    In November 2005, through our acquisition of W.O. Energy of Nevada, Inc., we acquired 480 producing wells, 40 water disposal wells and 380 idle wells on approximately 20,000 acres in Carson, Gray and Hutchinson Counties, Texas (the “Panhandle Properties”). Also, included in the acquisition were 10 workover rigs and related equipment. The adjusted purchase price was approximately $56.6 million comprised of $48.4 million of cash and 1,791,320 shares of common stock with an aggregate value of approximately $8.24 million. These properties were not previously waterflooded. We are progressing with the execution of our waterflood development plan at the Cockrell Ranch Unit. Proved reserves as of June 30, 2008 attributable to the Panhandle Properties are 30.1 MMBOE, of which 5.0 MMBOE are PDP and 25.1 MMBOE are PUD. Current Net Production is approximately 600 BOEPD. Our working and net revenue interest is 100% and 81%, respectively.

Cato Properties.    Cano Petro of New Mexico, Inc., our wholly-owned subsidiary, acquired certain oil and gas properties in the Permian Basin in March 2007 for approximately $8.4 million, after purchase price adjustments (the “Cato Properties”). The purchase price consisted of approximately $6.6 million in cash and 404,204 shares of Cano restricted common stock, which was valued at $4.59 per share. The Cato Properties include roughly 20,000 acres across three fields in Chavez and Roosevelt Counties, New Mexico. The prime asset is the roughly 15,000 acre Cato Field, which produces from the historically prolific San Andres formation, which has been successfully waterflooded in the Permian Basin for over 30 years. The Cato Properties were not previously waterflooded. Proved reserves as of June 30, 2008 attributable to the Cato Properties are 13.5 MMBOE, of which 0.7 MMBOE are PDP, 0.7 MMBOE are PDNP and 12.1 MMBOE are PUD. Current Net Production is approximately 350 BOEPD. Our working and net revenue interest is 100% and 82%, respectively.

Desdemona Properties.    In March 2005, in connection with our acquisition of Square One Energy, Inc. for $7.6 million, consisting of

$4.0 million cash and 888,888 shares of our common stock, we acquired a 100% working interest in 11,068 acres in mature oil fields in central Texas (the “Desdemona Properties”). These properties were not previously waterflooded and have mineral rights to the Barnett Shale formation. Proved reserves as of June 30, 2008 attributable to the Desdemona Properties are 4.0 MMBOE, of which 0.5 MMBOE are PDP, 1.2 MMBOE are PDNP and 2.3 MMBOE are PUD. Current Net Production is approximately 65 BOEPD. Our working and net revenue interest is 100% and 83%, respectively.

Nowata Properties.    In September 2004, we acquired more than 220 wells producing from the Bartlesville Sandstone in Nowata County, Oklahoma (the “Nowata Properties”), for approximately $2.6 million cash. The Nowata Properties were previously waterflooded. Proved reserves as of June 30, 2008 attributable to the Nowata Properties are 1.5 MMBOE, all of which are PDP. Current Net Production is approximately 220 BOEPD. Our working and net revenue interest is 100% and 85%, respectively.

Davenport Properties.    In May 2004, we acquired certain properties in Lincoln County, Oklahoma (the “Davenport Properties”) for 5,165,000 shares of our common stock and $1.7 million cash. Proved reserves as of June 30, 2008 attributable to the Davenport Properties are 1.5 MMBOE, of which 1.0 MMBOE are PDP and 0.5 MMBOE are PDNP. As a result of ongoing waterflood operations on the Davenport Properties, Current Net Production is approximately 80 BOEPD. Our working and net revenue interest is 100% and 78%, respectively.

Pantwist Properties.    In April 2006, our wholly-owned subsidiary, Pantwist, LLC, acquired 167 wells covering approximately 9,700 acres in the Panhandle field and 2 workover rigs (the “Pantwist Properties”) for a cash purchase price of $23.4 million. These properties were not previously waterflooded. Proved reserves as of June 30, 2008 attributable to the Pantwist Properties are 2.4 MMBOE, of which 1.9 MMBOE are PDP and 0.5 MMBOE are PUD. Current Net Production is approximately 320 BOEPD.  For the operated properties, our working and net revenue interest is 79% and 55%, respectively. For the non-operated properties, our working and net revenue interest is 1% and 1%, respectively.  For all combined operated and non-operated properties, our working and net revenue interest is 79% and 33%, respectively. On September 5, 2008, we entered into an agreement to sell our 100% membership interest in Pantwist, LLC for $42.7 million cash, subject to closing adjustments. The sale has an effective date of July 1, 2008 and we expect to finalize the sale on or before October 1, 2008.

Corsicana Properties.    During 2005, we began acquiring oil and natural gas leases in Navarro County, Texas (the “Corsicana Properties”). Currently, we have a 100% working interest in 341 acres under lease. The Corsicana Properties underwent a surfactant-polymer chemical injection pilot in the 1980s. Proved reserves as of June 30, 2008 attributable to the Corsicana Properties are 114 MBOE, of which 16 MBOE are PDP and 98 MBOE are PUD. Current Net Production is approximately 3 BOEPD. Our working and net revenue interest is 100% and 83%, respectively.

15.           Please expand your disclosure to include an additional risk factor noting the higher operating costs associated with your development strategies of waterflooding and EOR methods.  We note your actual operating costs and production taxes of $36.08 per barrel in 2008.

Response:  For our next Form 10-Q filing, we propose to include the following risk factor:

Currently, our lease operating expense per BOE is high in comparison to the oil and natural gas industry as a whole.

Until such time as we achieve production growth from our waterfloods, our lease operating expense per BOE should remain higher than standard for our industry as a whole.  The majority of our properties are in the late stage of the primary PDP production life-cycle.  With over 1,200 active wells, we are averaging approximately 1 BOEPD per active well.  This level of LOE ($36.08 per barrel in fiscal year 2008) is typical of the industry for this type of late-stage PDP production profile. Additionally, as most of our expenses are fixed, LOE per BOEPD will remain high until such time as responses (production life) occur from our existing secondary waterflood projects and tertiary ASP projects.  These higher operating costs have an adverse effect on our results of operations.

16.           You state that the 20% decline in proved reserves from 2007 was primarily driven by revisions in your development plan based on current industry practice that placed many reserves outside the window of allowed proved reserves classification and reduced the allowed PUD locations booked per PDP location.  Supplementally, please explain to us in detail what you mean by these reasons for your negative revisions.

Response:  On or about July 9, 2008, our new third-party reserve engineer (Miller and Lents, Ltd.) presented a draft of their prepared reserve report.  In this draft report and in the final report dated July 11, 2008, Cano noted certain disallowances of reported reserves that had been previously classified as Proved Reserves by our previous third party engineer.  In total, the net change in our Proved Reserves amounted to a decrease of 13.5 MMBOE or 20% from 2007 to 2008.  The components of the net decrease of are discussed below:

Reserve Decreases:

•      Desdemona Barnett Shale (Proved Reserves reduction of 8.0 MMBOE).  Actual horizontal well production performance dictated reducing the Barnett Shale estimated ultimate recovery from 0.8 BCFE per well to 0.4 BCFE per well, resulting in a net reduction of 3.0 MMBOE.  Additionally, the number of horizontal PUD locations was reduced from 76 to 40 based upon current industry practice for PUD horizontal offsets, which changed from booking up to eight offset horizontal PUD locations to booking up to two offset horizontal PUD locations per existing PDP producing location resulting in a 4.6 MMBOE reduction.  Finally, as a result of production performance, PDP and PDNP reserves were decreased by 0.4 MMBOE.

•      Panhandle Field (Proved Reserves reduction of 5.6 MMBOE). It was deemed by Miller and Lents that, in their professional judgment, the Granite Wash formation in this field did not have a suitable secondary recovery analog to allow the booking of PUD reserves within industry guidelines.  Therefore these PUD reserves were reclassified to the Probable category.  In prior years, our previous third-party engineer had interpreted these analogs to be suitable analogs and thus had prepared its reserve report to include said secondary recovery reserves as PUD reserves.

•                  Pantwist Properties (Proved Reserve reduction of 4.4 MMBOE). Miller and Lents, in its interpretation of the data for this field, took the position in its prepared reserve report that PUD reserves could only be booked for wells that would be drilled during the next five years.  As we were seeking strategic alternatives for the Pantwist Properties we could not commit to their development over the next five years.  Therefore, based on this interpretation, we reclassified 4.4 MMBOE of Pantwist PUDs to Probable reserves.  The Pantwist Properties were Field was sold on October 1, 2008, effective July 1, 2008.

•                  Nowata (Proved Reserves reduction of 0.2 MMBOE).  As a result of production performance, PDP reserves were reduced by 0.2 MMBOE.

•                  Corsicana Field (Proved Reserves reduction of 0.1 MMBOE).  As a result of production performance, PDNP reserves were reduced by 0.1 MMBOE.

•                  Desdemona (Proved Reserves reduction of 0.1 MMBOE).  As a result of production performance, PDP reserves were reduced by 0.1 MMBOE.

Reserve Increases:

•                  Cato (Proved Reserve increase of 4.4 MMBOE).  Third-party engineering and geologic studies confirmed increases to original original oil in place estimates and PUD reserves, and an infill drilling program resulted in an increase in PDP and PDNP reserves.

•                  Panhandle (Proved Reserve increase of 0.2 MMBOE).  As a result of positive performance due to price increases, PDP reserves were increased by 0.2 MMBOE.

•                  Davenport (Proved Reserve increase of 0.05 MMBOE).  As a result of positive performance due to price increases, PDP reserves were increased by 0.05 MMBOE.

•                  Desdemona (Proved Reserve increase of 0.3 MMBOE).  As a result of positive performance due to price increases, PDNP reserves were increased by 0.3 MMBOE.

•                  Corsicana (Proved Reserve increase of 0.02 MMBOE).  As a result of positive performance due to price increases, PDP and PDNP reserves, in the aggregate, were increased by 0.02 MMBOE.

•                  Pantwist (Proved Reserve increase of 0.01 MMBOE).  As a result of positive performance due to price increases, PDP reserves were increased by 0.01 MMBOE.

17.                                 You state that you converted 1.4 million barrels equivalent of proved undeveloped reserves to proved developed reserves because of the positive response to the waterflood.  Please reconcile this with previous disclosure that stated in 2006 these properties were producing 800 barrels equivalent per day and in 2007 they were producing 650 barrels of oil equivalent per day.  You currently report these properties are producing 600 barrels of oil equivalent per day.

Response:  There are two distinct operations that occur at our Panhandle Field.  The property was acquired as a late-stage primary PDP production profile field.  This aspect of the field is experiencing late stage, primary production declines.  Since acquiring the Panhandle Properties, we have initiated a waterflood to produce additional barrels in the ground (secondary production).  This aspect of the field is currently converting reserves to PDP from PUD.

The late-stage aspect of the field continues to experience normal field declines (all acreage currently not part of our waterflood or in-fill drilling in preparation of more waterfloods).  The decline in production from 800 BOEPD in 2006 to 600 BOEPD in 2008 represents a normal approximately 10% average annual decline rate as experienced by the analogs to this field over the last 40 years.

Based on the initial results of the Phase I waterflood development at the Panhandle Field, 1.4 MMBOE of PUD reserves was reclassified to the PDP category as approved by our third party engineer. Comparing initial results to those of the 20 analogs for this waterflood supported the third-party engineer’s conclusion to reclassify one-third of the PUDs associated with the Phase I waterflood to PDP. We expect to convert the balance of the PUDs associated with this waterflood as we increase production. The Phase I waterflood represents approximately 1,500 acres of the 9,000 net floodable acres in this field.

18.                                 You indicate that you do not expect to see meaningful response from the waterflood until the second quarter of 2009 yet you have booked 1.2 million barrels equivalent of proved developed non-producing reserves.  If you have not yet seen response from a pilot project or a full field flood the reserves should be classified as proved undeveloped reserves.  Please revise your document as necessary.

Response:  There are three components to our Desdemona Properties: (i) the Barnett Shale project; (ii) a Duke Sand waterflood pilot; and (iii) Duke Sand primary production.  The 1.2 MMBOE of PDNP reserves represent existing wellbores to capture primary production recovery from the Duke Sand and are not related to the Duke Sand waterflood pilot.

19.                                 Please clarify to us the actions you took that based on current industry practice you limited the number of PUD locations that could be booked against existing wells from 76 to 40 and, therefore, reduced the PUD reserves by 5 million barrels equivalent.

Response:  As noted in the response to Question 16, there was a change in industry practice from booking up to eight offset horizontal PUD locations to the current booking of up to two offset horizontal PUD locations per each existing PDP producing location. As a result of this change, based upon our 21 existing wellbores in the Barnett Shale field, we identified 40 PUD locations versus 76 in the prior year report.

20.                                 You state that all of your reserves on this property are classified as proved developed producing reserves.  Please tell us how many proved reserves you have attributed to the ASP pilot project and how many to the full field ASP project.

Response:  All booked reserves at the Nowata field are associated with a late stage waterflood. While we are currently conducting an ASP Pilot at the Nowata Field, no ASP reserves are booked.

21.                                 You indicate that you re-established 4,000 barrels of water injection per day in December 2007 in this field where a prior waterflood had been in operation.  We assume that the prior waterflood was terminated upon reaching the economic limit.  You have booked 114 thousand barrels of proved reserves, which is greatly reduced from your 2006 estimate of 848 thousand barrels; however this field is only producing 3 barrels of oil per day.  Please provide to us additional information that your estimate of 114 thousand barrels is reasonably certain of being recovered.

Response:  We re-established a waterflood at Corsicana to gauge the viability of a tertiary recovery project.  The decrease in reserves from 848 MBOE (2006) to 114 MBOE (2008) was attributable to our only re-developing 40 of the 336 acres at Corsicana (the permit granted during fiscal year 2008 only covered 40 acres).  The 114 MBOE included our development plans based on prior waterflood results for those 40 acres.  Based on the initial waterflood results, between June 30, 2008 and September 30, 2008, we identified the Corsicana properties as non-core properties and we wrote off the remaining 114 MBOE of reserves in this field since the development of Corsicana would not fall into a five-year development window.  See “Note 11.  Impairment of Long-Lived Asset” in our September 30, 2008 Form 10-Q filing.  We sold the Corsicana Properties in December 2008.

22.                                 Your explanation of reserve changes for FY 2008 does not appear to be complete.  You have provided explanations for a reduction of eight million barrels equivalent but you had negative revisions of approximately 20.6 million barrels equivalent in 2008.  Therefore, please revise your document to provide explanations for your complete reserve revision.  Please see paragraph 11 of SFAS 69.

Response:  For future Form 10-K filings, we propose to include expanded disclosure similar in concept to the following “underlined” disclosure, which for illustrative purposes has been added to the disclosure set forth in “Note 14. Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited) — Proved Reserves” on page F-38 of the Form 10-K below (deletions are struck through):

For the reserves at June 30, 2008, the reductions in crude oil and natural gas reserves for revisions of prior estimates primarily pertain to our Desdemona, Panhandle and Pantwist Properties. For the Desdemona—Barnett Shale, we considered the lower production performance from the existing wells and current industry practice that limited the number of horizontal offset PUD locations that could be booked against existing wells from eight to up to two. Therefore, PUD reserves were reduced by approximately 3 MMBOE due to lower performance results from the existing wells and further reduced by another ~~5~~ 4.6 MMBOE as the number of PUD drilling locations decreased from 76 to 40.  Also, as a result of production performance, PDP and PNP reserves were decreased by 0.4 MMBOE.  In addition, we reclassified 5.6 MMBOE ~~had a material amount of reclassifications~~ from PUD to probable reserves associated with the Panhandle Properties as there were insufficient analogs to the Granite Wash formation to justify PUD classification.  Further, based on current industry practice, we reclassified 4.4 MMBOE of PUD reserves at our Pantwist Properties to probable reserves as we could not commit to developing Pantwist’s PUD reserves within five years, ~~based on current industry practice, since this is an asset for which we are currently seeking strategic alternatives~~.  The reductions in crude oil and natural gas reserves also included the following less significant reductions as a result of production performance: (i) at the Corsicana Field, PDNP reserves were reduced by 0.1 MMBOE; (ii) at Desdemona, PDP reserves were reduced by 0.1 MMBOE; and (iii) at Nowata, PDP reserves were reduced by 0.2 MMBOE.

The reductions in crude oil and natural gas reserves were partially offset by a proved reserve increases of 4.4 MMBOE at the Cato Field, where third-party engineering and geologic studies confirmed increases to original original oil in place estimates and PUD reserves, and an infill drilling program resulted in an increase in PDP and PDNP reserves.  There were also the following proved reserve increases for positive performance due to price increases: (i) at Panhandle, PDP reserves were increased by 0.2 MMBOE; (ii) at Davenport, PDP reserves were increased by 0.05 MMBOE; (iii) at Desdemona, PDNP reserves were increased by 0.3 MMBOE; (iv) at Corsicana, PDP and PDNP reserves, in the aggregate, were increased by 0.02 MMBOE; and (v) at Pantwist, PDP reserves were increased by 0.01 MMBOE.  We also transferred reserves of 0.4 MMBOE from PDNP to PDP at Davenport and reserves of 1.4 MMBOE from PUD to PDP at the Panhandle Properties.

23.                                 You also stated that you reduced your proved undeveloped reserves by 3 million barrels equivalent due to poor performance.  However, it appears that a reduction due to poor performance would also cause proved developed reserves to be reduced.  Please explain this to us.

Response:  As a result of poor production performance, PDP and PDNP reserves were decreased 0.4 MMBOE for Desdemona Barnett Shale, 0.1 MMBOE for Corsicana Field, 0.1 MMBOE for Desdemona and 0.2 MMBOE for Nowata.

24.                                 Please provide to us your reserve report as of June 30, 2008 by email.  Please call James Murphy at the phone number at the end of this letter for the email address.

Response:  The reserve report was provided to Mr. Murphy by email on January 12, 2009.

25.                                 Please reconcile your estimated future production costs of approximately $23.52 per barrel with your reported 2008 actual production costs of $36.08 per barrel.

Response:  In reconciling current LOE costs of $36.08 per BOE to future LOE costs of $23.52 per BOE, the nature of the assets that we have acquired and currently hold are compared against our expectations for what will happen to our assets as we implement our secondary (waterfloods) and tertiary (ASP and CO2) development plans.

The reported LOE cost of $36.08 per barrel in 2008 reflects the fact that all our properties are late stage, primary PDP production life-cycle assets.  Our approximate 1,200 active wells average approximately 1 BOEPD of production.  Our LOE per BOE is typical of the industry for this type of asset production profile.  The expenses associated with this production are predominately fixed in nature.

As we are in the very early stages of our waterflood development projects at the Cockrell Ranch (Panhandle) and at the Cato Field, we are also incurring expenses (again predominately fixed in nature) prior to realizing lifts in production.  Thus even greater fixed expenses are being allocated to our production.  Miller and Lents has estimated responses (production profiles) to the capital that has been deployed to develop our two current waterflood projects.  As production (the denominator) rises from developing our PUD reserves, the LOE (again largely fixed — the numerator) will be spread against higher production volumes, thus lowering per BOE costs.  Based upon Miller and Lents estimated production for our fields, LOE per BOE will decline from current levels to average $23.52 over the productive life of our Proved Reserves.

26.                                 In the September press release you stated under Fiscal Year Results — Capital Expenditure that the reserves decrease were partially offset by 4.8 million BOE of additions at the Panhandle waterflood and the Cato field due to infield drilling and 20-acre expected PUD waterflood performance.  Please reconcile this statement regarding the Panhandle waterflood with the November 10, 2006 letter from Forrest A. Garb & Associates that included in the response letter filed on December 15, 2006 where Garb indicates in point of interest number four that a certain percentage of original oil in place was assumed for proved reserves for your leases in the Panhandle field.  It would appear that any incremental gain due to drilling and performance in Panhandle would be limited to acceleration of reserves already booked as a percent of oil in place.  Therefore, please explain the justification for this reported increase in reserves to us.

Response:  Of the 4.8 MMBOE increase in Proved Reserves, 4.3 MMBOE was the result of adding Proved Reserves from the Cato Field due to increases in the original oil in place estimates and PUD reserves, and an infill drilling program.  The balance of the increase (0.5 MMBOE) in Proved Reserves were from positive revisions in PDP Reserves based upon performance due to price increases, including: Panhandle Properties of 0.2 MMBOE, Desdemona Field — Duke Sands of 0.2 MMBOE and Davenport Properties of 0.1 MMBOE.

Enclosed herewith is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings, (ii) the fact that the staff’s comments or changes in disclosures in response to staff comments do not foreclosure the SEC from taking any action with respect to the filing; and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

Please let me know if the responses are acceptable.  You can reach me at 214.651.5119.

Very truly yours,

/s/ W. Bruce Newsome

W. Bruce Newsome

Direct Phone Number: 214.651.5119

Direct Fax Number: 214.200.0636

Bruce.newsome@haynesboone.com

cc:           Phillip Feiner

Cano Petroleum, Inc.

801 Cherry Street, Suite 3200

Fort Worth, Texas 76102

January 21, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Cano Petroleum, Inc.

Ladies and Gentlemen:

Cano Petroleum, Inc. (the “Company”) hereby acknowledges the following:

(1)     The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the fiscal year ended June 30, 2008 (the “Form 10-K”), Amendment No. 1 to the Form 10-K (“Amendment No. 1”) and the Form 10-Q for the fiscal quarter ended September 30, 2008 and any amendments thereto;

(2)     Comments from the Securities and Exchange Commission (the “Commission”) staff or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)     The Company may not assert Commission staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cano Petroleum, Inc.

By:	/s/ Benjamin Daitch
Benjamin Daitch
Senior Vice President and
Chief Financial Officer